Item 6:   Activities of Service Providers

a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*

☐ ☒ Yes   ☒ ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

eBX is the operator of the LeveL ATS. Additionally, eBX provides outsourced technology support and development to third-parties ("Outsourced Technology Services"), including to Luminex Trading & Analytics LLC ("Luminex") in connection with Luminex's operation of the Luminex ATS. For clarity, eBX's operation of the LeveL ATS and its Outsourced Technology Services are separate business lines of eBX.

Personnel in eBX's technology and operations departments who are responsible for the technology development and day-to-day operation of the ATS (collectively "Technology and Operations Personnel"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the ATS. This includes information regarding open trading interest and recent execution and cancellation information.

Certain members of Technology and Operations Personnel also support eBX's Outsourced Technology Services business. In supporting the Outsourced Technology Services business, Technology and Operations Personnel provide services at the direction of the outsourced client that are largely similar to the services they provide in support of the LeveL ATS, including technology development, support and maintenance, day-to-day operational support and regulatory reporting services. At this time, eBX provides Outsourced Technology Services to Luminex in connection with Luminex's operation of the Luminex ATS. In connection with providing Outsourced Technology Services to Luminex, Technology and Operations Personnel may have access to confidential trading information relating to trading activity on the Luminex ATS.

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and

responsibilities of the service provider here.

The LeveL ATS servers are located at the Equinix NY data center. Equinix, as host of the data center, provides cross connects and related connectivity to the ATS. See Part III Item 6 for additional information.

Pursuant to a fully-disclosed clearing agreement between eBX and Merrill Lynch, Pierce, Fenner & Smith Inc. ("MLPFS"), MLPFS, through its Broadcort division, clears and settles all transactions executed on the ATS. See Part III Item 22 for additional information.

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ Yes ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

MLPFS provides clearance and settlement services to eBX. MLPFS is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. MLPFS may use any of the ATS functionality disclosed in this Form ATS-N.

d. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

N/A

Item 7: Protection of Confidential Trading Information

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION:

eBX's sole **brokerage** business ~~line~~ is the operation of the ATS. ~~As such, all~~ eBX ~~personnel and systems support the~~**also provides Outsourced Technology Services, including in connection with Luminex's operation of the Luminex** ATS.

Access to the ATS systems is controlled by user credentials, passwords and security certificates assigned by eBX. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of eBX with the ability to view open order interest in the LeveL ATS are **certain** members of eBX's ~~technology and operations~~

~~departments. eBX's Boston, MA and Charleston, SC offices require keycard access for entry. All personnel supporting the ATS' network operations and software development~~**Technology and Operations Personnel. eBX's Technology and Operations Personnel** are located in eBX's Charleston, SC office. All other personnel are located in eBX's Boston, MA office. **eBX's Boston, MA and Charleston, SC offices both require keycard access for entry.**

eBX may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. eBX's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at eBX. eBX policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the ATS or its compliance with applicable rules and regulations. **eBX policy prohibits Technology and Operations Personnel from sharing LeveL ATS subscriber confidential trading information with Luminex personnel.**

eBX's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The ATS servers are kept in a secure data center located in NJ which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, eBX will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (*i.e.*, no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself) and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, eBX makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

eBX's compliance department obtains from each eBX employee, upon hire, a list of each of the employee's personal and related accounts held at other broker-dealers and makes arrangements to ensure the direct receipt of copies of statements and confirms. Current employees are required to notify eBX compliance of any brokerage accounts

opened post-hire and must certify, on an annual basis, that they have identified all brokerage accounts to eBX compliance. eBX policy prohibits employees from maintaining accounts with broker-dealers that do not agree to directly provide eBX copies of the employee's account statements and trade confirmations.

eBX compliance reviews all employee trade confirmations and account statements received for indications of misuse of subscriber confidential trading information, including excessive trading and entering and exiting a position on the same day.

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ Yes   ☐ No

If yes, explain how and under what conditions.

A subscriber may request that eBX identity the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to eBX, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, the "Designated Subscribers"). eBX may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. eBX sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in eBX's user database.

Subscribers may permission eBX sales personnel not otherwise involved in the operation of the ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (*e.g.*, executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether to the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's sales coverage team.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ Yes   ☐ No

If yes, explain how and under what conditions.

A Consenting Subscriber may remove any Designated Subscriber (*i.e.*, instruct eBX to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying eBX. Such election must be made or confirmed via email to the subscriber's sales coverage team.

Subscribers who had previously granted permission for eBX sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order provide post trade reports may withdraw their consent at any time, for any reason, by notifying eBX. Such election must be made or confirmed via email to the subscriber's sales coverage team.

eBX attempts to process the above requests without any unreasonable delay.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

As noted in Part II Item 7(b) above, certain ~~members of eBX's technology and operations departments~~**Technology and Operations Personnel**, due to their involvement in operating the ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS' network operations, (ii) personnel who support the ATS' software development and (iii) members of eBX's operations support desk who provide "customer support" services.

~~Members of the above groups~~**Technology and Operations Personnel involved in operating the ATS** may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. **Such Technology and Operations Personnel may also support eBX's Outsourced Technology Services offering, further discussed at Part II Item 6 above.**

Members of eBX's compliance and legal departments may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, compliance and legal personnel do not have direct access to such information and, instead, are provided such information by ~~the above groups~~**Technology and Operations Personnel** upon request.